John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

August 31, 2017

Ms. Alison White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Ms. White:

     On June 16, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 141 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 141 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement relating to The Momentum Bond Fund (the “Fund).1 The Amendment was filed for the purpose of adding the Fund as a series portfolio of the Trust.

     You recently provided comments to us relating to the Amendment. This letter responds to those comments. For your convenience and reference, we have summarized your comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which we are submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Summary – Fees and Expenses of the Fund

1. Comment: Given that the Fund is a bond fund, it is unclear how it will achieve an investment objective of long-term capital appreciation. Please advise and/or revise accordingly.

   Response: The Trust has revised the objective of the Fund.

2. Comment: In footnote (b) to the fee table, please define the “Services Agreement.”

   Response: The Trust believes that the “Services Agreement” is adequately defined in footnote (b) in that it states the Adviser’s duty under this agreement. Further, the additional information on this agreement

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1.	Please note that subsequent to the receipt of comments from the Commission staff on the Amendment, the investment adviser to the Fund made a business decision to change the name of the Fund to The Momentum Bond Fund. When the Amendment was filed, the series was identified as the “NWM Momentum Bond Fund.”

Ms. Alison White U.S. Securities and Exchange Commission August 31, 2017

under “Management” in the statutory prospectus is largely mirrored in this footnote (b). As such, the Trust has kept the disclosure in footnote (b) as is.

3. Comment: In regards to the Services Agreement fee waiver, please confirm if it will be in effect at least a year beyond the date of the prospectus. Further, if the waiver is subject to recoupment please disclose this.

   Response: The Trust has completed the effective date of the waiver in footnote (b) and has indicated that the waiver is not subject to recoupment.

4. Comment: In the Expense Example, please disclose if the amounts shown reflect the fee waiver and, if so, for what time period.

   Response: The Trust has revised the disclosure as you have requested.

Summary – Principal Investment Strategy of the Fund

5. Comment: In the first paragraph of this section, please disclose whether the fixed income ETFs the Fund may invest in will focus on any type of fixed income securities or any particular maturity or duration.

   Response: The Trust has revised the disclosure as you have requested.

6. Comment: We note that the Fund may invest in ETFs that hold convertible securities. Please advise, and add disclosure, if the Fund will hold “contingent convertible securities.” If the Fund will hold such securities, the Staff may have further comments.

   Response: The Adviser has confirmed that the Fund will not hold contingent convertible securities.

7. Comment: The third paragraph refers to “emerging market bonds.” Please disclose how the Fund defines emerging markets.

   Response: The Trust has revised the disclosure as you have requested.

8. Comment: The fourth paragraph in this section discusses a “screening process” that begins with a review of the strongest “risk off” investments. Please specify what is meant by “recent.”

   Response: The Trust has attempted to revise the disclosure to address your comment.

9. Comment: In general, please consider including an example of how the risk on / risk off analysis works and what factors contribute to the Fund being in a risk on period versus a risk off period.

   Response: The Trust is declining to modify the disclosure in response to this comment. The Trust believes that the clarifications it has made to the disclosures in response to comments #10 - #14 should address the concerns underlying this comment #9. The Trust does not believe that an example is necessary.

10. Comment: In the sentence beginning with “Each ‘risk off’ investment is compared against the others to create….” please disclose how this works.

     Response: The Trust has attempted to revise the disclosure to address your comment.

Ms. Alison White U.S. Securities and Exchange Commission August 31, 2017

11. Comment: In the sentence that refers to “relative strength calculates which investments are the strongest performers,” please disclose the length of the “defined time period.”

     Response: The Trust has attempted to revise the disclosure to address your comment.

12. Comment: In the below sentence, please clarify how this determination of short or long term affects or relates to the risk on / risk off analysis.

          The Adviser determines if a short duration Treasury ETF, or long duration Treasury ETF is most favorable based on the Adviser's screening model.

     Response: The Trust has attempted to revise the disclosure to address your comment.

13. Comment: In the sentence noted in Comment #12, please also explain the concept of duration.

     Response: The Trust has attempted to revise the disclosure to address your comment.

14. Comment: In general, please try to re-write the fourth paragraph in plain English.

     Response: The Trust has attempted to revise the disclosure to address your comment.

Summary – Principal Risks of Investing in the Fund

15. Comment: Please re-write the Risks of ETFs section in plain English and revise to note the following points (some of which are noted in the Item 9 and SAI disclosure).

(a) An investment in an ETF is an investment in another investment company and therefore, the Fund's shareholders will indirectly bear its proportionate share of any fees and expenses of the ETFs in addition to the Fund's own fees and expenses. As a result, the cost of investing will be higher than the cost of investing directly in the ETFs and may be higher than mutual funds that invest directly in stocks and bonds.

(b) ETFs are subject to the following risks: (i) the market price of an ETF's shares may trade above or below its NAV; (ii) an active trading market for an ETF's shares may not develop or be maintained; (iii) trading of an underlying ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally; or (iv) for index ETFs, the ETF may fail to achieve close correlation with the index that it tracks due to a variety of factors, such as rounding of prices and changes to the index and/or regulatory policies.

(c) Some ETFs may be thinly traded, and the resulting higher costs associated with respect to purchasing and selling the ETFs will be borne by the Fund.

(d) The risks of owning an ETF generally reflect the risks of owning the underlying securities.

(e) An investment can be made in the underlying ETFs directly rather than through a Fund. These direct investments can be made without paying the fees and expenses associated with a Fund.

Ms. Alison White U.S. Securities and Exchange Commission August 31, 2017

     Response: The Trust has revised the disclosure as you have requested.

16. Comment: In the “sector risk” disclosure, please disclose if the Fund intends to focus on a particular sector. If so, please add specific strategy and risk associated with investments in that sector.

     Response: The Adviser has indicated to the Trust that, at this time, it does not intend for the Fund to focus on any particular sector.

17. Comment: The disclosure on ETF Risk seems to suggest the Fund will invest solely in passively managed or index ETFs. Is this accurate? If so, please disclose this in the principal investment strategies section.

     Response: The Adviser has confirmed to the Trust that the Fund intends to invest in solely in passively managed or index ETFs and has added such disclosure to the principal investment strategies section.

18. Comment: In the section on “Risks of Fixed Income Securities,” please expand the risk disclosure to reflect IM Guidance Update 2016-02.

     Response: The Trust has revised the disclosure as you have requested.

19. Comment: If sub-prime mortgages will be a principal strategy of the Fund, please disclose this in the section on “Mortgage-Backed and Asset-Backed Securities.”

     Response: The Adviser has indicated to the Trust that investment in sub-prime mortgages will not be a principal strategy of the Fund and, as such, no additional disclosure has been added.

20. Comment: In the “Risks of Derivatives” disclosure, please disclose in the strategy section that the underlying funds may use derivatives, as well as the purpose for which they may use them. You need only to disclose this if it rises to the level of being a principal investment strategy for the Fund.

     Response: The Trust has revised the disclosure as you have requested.

21. Comment: In the “Risks of Derivatives” section, please change “underlying funds” to underlying ETFs” as that term has been used throughout the prospectus.

     Response: The Trust has revised the disclosure as you have requested.

Investment Objective

22. Comment: Please disclose if the Fund’s 80% policy is fundamental. The disclosure indicates that the 80% policy may be changed without shareholder approval. If this is not a fundamental policy, please confirm that shareholders will be given 60 days’ advance notice of any change to the investment objective.

     Response: The Trust has revised the disclosure as you have requested.

The Principal Risks of Investing in the Fund

Ms. Alison White U.S. Securities and Exchange Commission August 31, 2017

23. Comment: The last sentence in the paragraph discussing “Mortgage- and Asset-Backed Securities Risk” notes that “as noted below, recent market conditions….,” but there is no further discussion of market conditions. Consider if this sentence needs to be removed or revised.

     Response: The Trust has removed this sentence.

Management / The Investment Adviser

24. Comment: The sentence below is inaccurate given that the Adviser managed another Fund within the Trust. Please update accordingly.

          The Adviser is a newly registered investment adviser and does not have assets under management other than the Fund.

     Response: The Trust has revised the disclosure as you have requested.

25. Comment: In regard to the below disclosure, if the Fund will invest in other investment companies that are not ETFs as a principal investment strategy, please disclose this in the strategy section.

          With respect to any portion of a Fund's assets that are invested in one or more open-end management investment companies that are registered under the Investment Company Act, the Fund's net asset value is calculated based upon the net asset values of the registered open-end management investment companies in which the Fund invests.

     Response: The Adviser has indicated that the Fund will not, as a principal investment strategy, invest in other investment companies that are not ETFs other than money market funds.

Instructions for Selling Fund Shares

26. Comment: Please disclose the methods the Fund typically expects to use to meet redemption requests and if they will be used regularly or in times of market distress pursuant to Item 11(c)(8) of Form N-1A.

     Response: The Trust has revised the disclosure as you have requested.

27. Comment: In this section, please disclose the number of days following receipt of the request in which the Fund will typically expect to pay out the proceeds versus what is currently disclosed which is when shareholders will receive proceeds.

     Response: The Trust has revised the disclosure as you have requested.

Redemptions in Kind

28. Comment: With regard to the Fund’s right to redeem in kind, please disclose if the securities issued would be a pro rata portion of the assets, individual securities, or a representative securities basket.

     Response: The Trust has revised the disclosure as you have requested.

Ms. Alison White U.S. Securities and Exchange Commission August 31, 2017

Statement of Additional Information

Additional Information About Fund Investments and Risk Considerations

29. Comment: In the disclosure on “Equity Securities” there is an indication that the Fund may invest in “inverse ETFs, including double inverse (or ultra-short) ETFs.” If these types of investments are a principal strategy of the Fund, please disclose them and their associate risks in the summary portion of the prospectus.

     Response: The Adviser has informed the Trust that, at this time, the Fund does not intend to invest as a principal investment strategy in inverse ETFs or double inverse ETFs.

30. Comment: Please explain why the Fund needs to claim an exemption under Rule 4.5 as adopted by the Commodity Futures Trading Commission (the “CFTC”). Will the Fund be investing in commodities?

     Response: The Trust is of the view that there is an interpretive question of the applicability of the commodity pool operator registration requirements to fund of fund operators that may have indirect exposure to commodity pools. In this context, the staff of the CFTC has issued at no-action relief to CPO fund of fund operators that satisfy certain conditions. In the context of the Fund, those conditions include the requirement that the thresholds of the CFTC’s Rule 4.5, the fund of funds operators is an investment company registered under the Investment Company Act of 1940 and that the fund of funds operator (i.e., the Trust on behalf of the Fund) file a claim of reliance on the relief. The Trust has been advised that the means by which filing that claim is effected for a fund of funds operator, such as the Fund is to submit the 4.5 exemption via the NFA’s website as the Trust/Fund have done.

31. Comment: In regard to the disclosure on Real Estate Investment Trusts, will the Fund invest in REITS and ETNs. Please advise and consider removing if not needed.

     Response: The Adviser has informed the Trust that, at this time, the Fund does not intend to invest in REITS and ETNs, but has chosen to keep the disclosure in the Statement of Additional Information.

32. Comment: In regard to the second paragraph under “S. Commodities,” disclosing that certain ETFs and ETNs may not produce qualifying income, please consider if this should be added to the prospectus disclosure and if this is a principal strategy and risk.

     Response: The Adviser has informed the Trust that the Fund does not generally intend to invest in ETFs and ETNs that may not produce qualifying income and, as such, has not modified any prospectus disclosure in response to this Comment #32.

Investment Limitations

33. Comment: In the limitation on Concentration, please confirm the Fund will look through to the underlying investments in the ETFs when complying with its concentration policy.

     Response: The Adviser has confirmed to the Trust that each of the Funds will administer its concentration policy in accordance with applicable guidance from Commission staff.

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Ms. Alison White U.S. Securities and Exchange Commission August 31, 2017

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively John H. Lively